UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ECO2 PLASTICS, INC.
(Name of Issuer)

Common Stock $0.001 Par Value
(Title of Class of Securities)

465619203
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465619203
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald M. Domingue
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,784,901(1)(2)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 24,784,901(1)(2)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,901(1)(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 13.4%
12.	Type of Reporting Person (See Instructions) IN

(1) Except as noted below, Mr. Domingue is the record and beneficial owner of all of the securities and has sole voting power with respect thereto.
(2) Includes (a) 9,025,641 common shares of Issuer; (b) 589,744 common shares of Issuer into which Mr. Domingue has the right to convert the Secured Convertible Note dated June 5, 2006 issued in the name of Ronald and Nancy Domingue; 599,628 common shares of Issuer into which Mr. Domingue has the right to convert the Secured Convertible Note dated April 26, 2007 issued in the name of the Domingue Family Trust; and 199,074 common shares of Issuer into which Mr. Domingue has the right to convert the Secured Convertible Note dated May 10, 2007 issued in the name of Ronald and Nancy Domingue; and (c) warrants to purchase 200,634 common shares of Issuer issued in the name of Ronald and Nancy Domingue, warrants to purchase 152,514 common shares issued in the name of the Domingue Family Trust, and warrants to purchase 14,017,667 shares issued in the name of Mr. Domingue. In the case of the Secured Convertible Notes, the number of shares reflected excludes shares of common stock of the Issuer issuable in respect of accrued interest thereunder.

CUSIP No.  465619203

Item 1	(a)	Name of Issuer: ECO2 Plastics, Inc.,

	(b)	Address of Issuer’s Principal Executive Offices: 680 Second Street, Suite 200,
San Francisco, CA 94107

Item 2	(a)	Name of Person Filing: Ronald M. Domingue

	(b)	Address of Residence: P.O. Box 2293, Winter Park, Florida, 32789

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value

	(e)	CUSIP Number: 465619203

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4	(a)	Amount Beneficially Owned: 24,784,901

	(b)	Percent of Class: 13.4%

	(c)	Number of shares to which the person has:

(i)	Sole power to vote or direct the vote: 24,784,901

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 24,784,901

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  465619203
SIGNATURES

After reasonable inquiry, each of the undersigned certifies, to the best of the undersigned’s belief, that the information set forth in this statement is true, complete and correct.

Date: September 26, 2007	/s/ Ronald M. Domingue
Ronald M. Domingue